GLACIER ENTERPRISES, INC.
                                C/O WILLIAM TAY
                                P.O. BOX 42198
                            PHILADELPHIA, PA 19101
                TEL/FAX: (917) 591-2648 * E-MAIL: WTAY@56K.NET


                                 July 14, 2009

VIA EDGAR TRANSMISSION

Attention: Chanda DeLong, Staff Attorney, Division of Corporation Finance U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:    Glacier Enterprises, Inc. (the "Company")
       Registration Statement on Form 10
       Filed June 3, 2009
       File No. 0-53686

Dear Ms. DeLong:

The Company has filed its first amendment to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your June 30, 2009 Comment Letter, followed by our response to such comment.

General

   1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we continue to review your filing until all of our comments have been addressed. Please confirm your understanding.

Response: It is noted and we understand you will continue to review our filing until all of your comments have been addressed.

   2.  Please include page numbers in your next amendment.

Response:   At your request, we have included page  numbers  in  the  Amendment filing.

   3. Please revise throughout to clarify that Mr. Tay is the only person serving in a management capacity. We note reference throughout your filing to your "members" of management or "a number of members" of your management.

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Response:  As advised, we  have  revised  to  disclose (in page 3, paragraph 1)
that Mr. Tay is our sole officer and director and that all references to management of the Company is to Mr. Tay. In addition, we have eliminated throughout the Amendment filing all references to "members" of management and "a number of members" of our management.

Registration Statement Cover Page

   4. Please move the check box section indicating that you are a smaller reporting company to the cover page of the registration statement.

Response: As advised, we have moved the check box section, indicating that we are a smaller reporting company, to the cover page (in page 1) of the Form 10 registration statement.

Item 1. Description of Business
Business of Issuer

   5. We note in your second paragraph that you are organized to provide a method for a private company to become a reporting company whose securities are qualified for trading. Please revised to clearly state that you have taken no steps to list your securities on any exchange or to apply for quotation on the OTC BB and the pink sheets, if true.

Response:   As  advised, we have revised to clearly state that we have taken no steps to list our securities on any exchange, or to apply for quotation on the OTC BB and the pink sheets.

Perceived Benefits

   6. Your first sentence implies that with this Form 10 you will have "a class of publicly-traded securities." Because you are currently a blank check company, you may not rely on Rule 144 and you must register any offer and sales of common stock under the Securities Act of 1933. Please revise this section to clearly state so. Also, similarly revise all references in your filing to "publicly-traded securities," "registered securities," "public market," and any other term that would apply to sales of securities that have been registered pursuant to the Securities Act of 1933.

Response: As advised, we have disclosed (in page 3, paragraph 3) that Rule 144 is not available to us because we are a "blank check" company. In addition, we have eliminated all the above references in the Amendment filing.

   7. We note you disclose the perceived benefits of being a reporting company and describe under "Potential Target Companies" the type of businesses that might seek to become a reporting company. However, please describe why you believe your company, a reporting shell with minimal assets, in particular, would be attractive to a private company seeking to become public. In other words, clearly explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the

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       Exchange  Act.  We  note your disclosure later in this section regarding compensation to you and the obligation to file Form 10 information.

Response: As requested, we have disclosed (in page 5, full paragraph 3), under a new subheading entitled "Merger With a Form 10 Blank Check", reasons why a private operating company would consider a business combination with us in order to become public.

Potential Target Companies

   8. Please explain, in light of the fact that you have no assets, revenue, or cash, how you have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

Response: We have deleted the statement that we have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities. It its place, we have disclosed (in page 4, full paragraph 3) that the analysis of new business opportunities will be undertaken by our sole officer and director, and that we have not entered into any agreement with any party, or had any discussions with any potential business combination candidates to date.

Reports to Security Holders

   9. Please revise to reflect the correct address for the SEC public reference facility: Room 1580, 100 F Street, N.E., Washington, D.C. 20549.

Response:   As  advised,  we have corrected the  address  for  the  SEC  public reference facility in this section (page 7, 3rd item under "Reports to Security Holders").

Item 1A. Risk Factors
General

   10. Please add a risk factor to discuss the risks associated with having to comply with Exchange Act reporting requirements.

Response: As advised, we have added a risk factor (in page 8 of the last paragraph) to discuss the risks associated with having to comply with Exchange Act reporting requirements.

An investment in the Company is highly speculative in nature and involves a high degree of risk

   11. We note that no discussion follows this heading. Please discuss under this heading the reasons why investing in your company is highly speculative and involves a high degree of risk.

Response: We have revised the first paragraph of this section (Page 7, Item 1A. Risk Factors) to state that "the Company's business and plan of operation is subject to numerous risk factors, including, but not limited to, the following..."

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Our stockholders may engage in a transaction to cause the company to repurchase

   12. Please revise this risk factor discussion to provide more detail regarding this risk. It is unclear to us.

Response: We have deleted that risk factor as we do not intend to engage in that type of transaction.

Control by management

   13. We note your disclosure that future investors will own a minority percentage of your common stock and will have no voting rights. Your discussion under this subheading is unclear to us. You disclose elsewhere in this registration statement that your common stock has voting rights. Please revise. Also revise the heading to more accurately describe the risk you discuss below.

Response:  As advised,  we  have revised this risk factor (in page 8, paragraph
3).

There is currently no trading market for our common stock

   14. The discussion that follows this subheading relates to restrictions regarding the sales of your stock, and does not discuss the risks related to the fact that there is no trading market for your common stock. Please revise your discussion below this heading to discuss those risks. Then, create a separate heading for the risks regarding the restrictions on your sales of your stock.

Response: We have revised to disclose (in page 9, last paragraph) the risks that there is no trading market for our common stock. In addition, as advised, we have created a new heading entitled "Restrictions on the Sales of our Common Stock," (in page 10, paragraph 3) to discuss about the restrictions on the sales of our restricted common stock.

We will be deemed a blank check company under Rule 144 of the Securities Act of 1933

   15. We note your last sentence that you provide "only a brief summary of Rule 419." Please expand this risk factor to discuss all the material provisions of Rule 419 that may apply to you and discuss risks associated with each.

Response:   We  have deleted this risk factor as we do not intend to  undertake any public offering of our securities while we are a "blank check" or shell company. Therefore, the provisions of Rule 419 do not apply to us.

Management's Discussion and Analysis of Financial Condition and Results of Operation

   16. Please quantify the amount of costs you anticipate incurring over the next 12 months in connection with filing Exchange Act Reports and in investigating, analyzing and consummating an acquisition. Provide the basis for your estimates. Similarly revise your disclosure in your "Form of Acquisition" section, in which you state that investigating specific

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       business opportunities will require  "substantial  cost for accountants, attorneys, and other."

Response: At your request, we have estimated the costs (in page 12, last paragraph) of filing Exchange Act report and the costs relating to consummating an acquisition for the next twelve (12) months in this section, and also in the Form of Acquisition section (in page 6, paragraph 6).

   17. You state that you believe you will be able to meet these costs through the use of funds in your treasury and be receiving loans from your stockholders, management or other investors. Please provide the basis for this belief. For example, state whether you currently have any agreements in place with Mr. Tay or other potential investors to provide additional funds. Similarly revise your "Form of Acquisition" section.

Response: We have revised (in page 12, last paragraph) to state that our sole officer and director has orally agreed to provide us the additional funds. We have also added this statement in the "Form of Acquisition" section (in page 6, paragraph 6).

   18. We note the fifth full paragraph. In light of your financial position, please explain what you mean when you state that a business that is in need of "additional capital" may seek a combination with you.

Response: We have disclosed (in page 13, paragraph 2) that a target business may seek a combination with us despite our financial position, because a target business may be in a better position, either to conduct a future public offering of its securities, or to undertake a private placement with registration rights, than if it were a privately held company. We further disclose (in page 13, paragraph 4) that we will have no cash or other assets to provide a target business, other than providing a controlling interest in a reporting company without the time required to become a reporting company by other means.

   19. Please explain how you will be able to provide "liquidity" for the principals of and investors in a business that seeks to combine with you or how combining with you will create a "means for providing incentive options or similar benefits to key employees." Also explain how you will offer a potential business acquisition target "greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock."

Response: We have disclosed (in page 13, paragraph 7) that we will be able to provide these perceived benefits to a business and its principals and investors, because 60 days after the initial filing of this registration statement, the Company will become a registered and fully reporting company with the SEC. We have also disclosed that and in order for any business to be listed on a U.S. stock exchange or a quotation system, such company must be 1934 Exchange Act fully reporting company.

Item 5. Directors and Executive Officers

   20. You state that Mr. Tay has been a business consultant for the last five years for small to medium sized companies. Please include the names and

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       principal businesses of any corporation or other organization  in  which
       Mr. Tay's activities were carried on. Refer to Item 401(e)(1) of Regulation S-K.

Response:   We  have  disclosed  (in page 15, full paragraph 3) the  names  and principal businesses of the corporations or organizations that Mr. Tay is involved with.

   21. Please delete the sentence in which you state that Mr. Tay has years of experience in starting new enterprises and the sentence in which you state that he has experience in business reorganizations and cross border transactions or revise to substantiate.

Response:  As requested, we have deleted that sentence.

   22. Please also include whether Mr. Tay is a director of any other company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to section 15(d) of the Act and name those companies. Refer to Item 401(e)(2) of Regulation S-K.

Response: We have disclosed (in page 15, full paragraph 3) the names of all SEC registered and reporting companies in which Mr. Tay has held directorships in during the past 5 years, and his current involvement in other public shell companies.

Item  7.   Certain   Relationships   and  Related  Transactions,  and  Director
Independence

   23. Please quantify the amount of consideration paid by Mr. Tay in exchange for his 31,340,000 shares. Includes amounts paid for incorporation fees, annual resident agent fees, and the value of developing your business concept and plan. Refer to Item 404 of Regulation S-K. Also, make corresponding changes to your disclosure under Item 10. Refer to Item 701 of Regulation S-K.

Response: As advised, we have revised (in page 17, paragraph 1) to quantify the amount of consideration paid by Mr. Tay in exchange for his 31,340,000 shares, and included amounts for the 3 items, namely incorporation fees, annual resident agent fees and developing our business concept and plan.

   24. As a follow up to comment 18, please clarify whether there is any written agreement between Mr. Tay and the Company in which Mr. Tay commits to taking responsibility for all expenses incurred by the Company through the completion of a business combination.

Response: We have disclosed (in page 17, paragraph 2) to state that there is an oral agreement between Mr. Tay and us regarding the payment of all of our expenses until we complete a business combination.

Item 10. Recent Sales of Unregistered Securities

   25. The last two sentences of this section are unclear to us. Please revise to clarify or delete.

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Response:  We have deleted the last two sentences of this section.

Item 11. Description of Registrant's Securities to be Registered
Common Stock

   26. Please delete the sentence that states, "All of the outstanding shares of common stock are fully paid and non-assessable." This is a conclusion of law.

Response: We have deleted that sentence that states "All of the outstanding shares of common stock are fully paid and non-assessable."

Trading of Securities in Secondary Market

   27. We note that the last two paragraphs of this section and that you reference reporting obligations by "blank check" companies. Please revise your disclosure substantially to clarify your discussion of the reporting obligations. For instance, it is unclear why you state that you "would not be deemed a "back door" registration." Consider creating a separately titled section.

Response: We have disclosed (in page 21, paragraph 4) the SEC's position regarding "back door" registration in its letter dated April 7, 2000 to Lisa Roberts of NASDAQ and its amendment on August 22, 2005, to the definition of the term "succession.". We have also added a separate title ("Back Door Registration") for this section.

Closing Comments

Response:   In  response  to  your  Closing  Comments,  we acknowledge  to  the
Commission that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.

                                 Respectfully yours,

                                 Glacier Enterprises, Inc.



                                 /s/ William Tay
                                 ----------------------------------------
                                 By: William Tay
                                 Title: President and Director





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